August 14, 2018



Via Email

Eduardo Gallardo
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166

       Re:    SJW Group
              Schedule TO-T/A filed August 8, 2018
              Filed by California Water Service Group
              File No. 5-36500

Dear Mr. Gallardo:

       The Office of Mergers and Acquisitions has reviewed the amended filing listed above and the accompanying response letter filed the same date. Our comments follow. All defined terms have the same meaning as in the Offer to Purchase included as Exhibit
(A)(1)(I) to the
Schedule TO-T.

       Please respond to this letter by revising your Schedule TO-T, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

   1. Your amended offer materials refer to an "August 10 Proposal" to acquire SJW Group for
      $70.00 per share in cash, a price that is $1.75 per share higher than your current offer.
      We are concerned that SJW shareholders may not realize that this "Proposal" which you tout in your amended offer materials does not mean that you have increased the price in your tender offer. In fact, the August 10 Proposal references your willingness to
      "consider [alternate] transaction structures that achieve tax deferral
.... for SJW
      shareholders with a historical low tax basis and who may prefer to own stock of the combined company." This statement would appear to contemplate transaction structures
 Eduardo Gallardo, Esq.
Gibson Dunn & Crutcher LLP
August 14, 2018
Page 2


       other than the current tender offer. Please revise the offer materials to clearly and prominently clarify the fact that the offer price itself has not changed and may not change.

   2. Clarify in your revised tender offer materials why you have elected not to raise the offer price in the tender offer itself. We note that the August 10 Proposal contemplates potentially paying a higher price than $70.00 per share if supported by due diligence and additional synergies; therefore, we assume the $70.00 per share price in the Proposal reflects what California Water is willing to pay for SJW before any such synergies are identified through due diligence.

   3. Refer to comment 4 in our letter dated August 9, 2018 and your response. Your current disclosure states you "may" seek CPUC approval to file an application without the cooperation of SJW but that you are awaiting SJW's response to your August 10 Proposal
      "in order to determine whether to proceeds with requesting permission of the CPUC..."
      As previously requested in comment 4, discuss the factors upon which your decision to seek such approval from the CPUC will be based. Your amended disclosure should address factors other than whether SJW decides to recommend your August 10 Proposal, which we assume would negate the need to seek approval without SJW's cooperation.

   4. Tell us how you will address the matters outlined in our comments above. Given the potential for shareholder confusion regarding your August 10 Proposal and its impact or lack of impact on the current tender offer price, we believe it may be appropriate to disseminate the revised offer materials in some manner other than an EDGAR filing only.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please contact me at (202) 551- 3263 with any questions about these comments.


                                                             Sincerely,


                                                             /s/ Christina
Chalk


                                                             Christina Chalk
                                                             Senior Special
Counsel
                                                             Office of Mergers
and Acquisitions